
05005289

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME QR Sciences Holdings Limited

*CURRENT ADDRESS Level 32
2 The Esplanade
Exchange Plaza
Perth WA 6000
Australia

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34852 FISCAL YEAR 6/30/03

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS
DAT: 1/24/05

ANNUAL REPORT 2003

ABN 27 009 259 876


QRSciences

Holdings Limited

QRSCIENCES HOLDINGS LIMITED

(ABN 27 009 259 876)
AND CONTROLLED ENTITIES

FINANCIAL STATEMENTS
FOR THE YEAR ENDED
30 JUNE 2003

QRSciences Holdings Limited
is incorporated in Western Australia

CONTENTS

DIRECTORS:	
	Kevin Lee Russeth Gregory John Devine William Robert Orr Timothy Hanley Koster
SECRETARY:	William Robert Orr
REGISTERED OFFICE: ***WESTERN AUSTRALIAN OFFICE:***	Level 32 2 The Esplanade Exchange Plaza Perth WA 6000 Telephone: 618- 9265-0020 Facsimile: 618-9265-0021
SHARE REGISTRY:	ComputerShare Investor Services Pty Limited Level 2 45 St George's Terrace Perth WA 6000
AUDITORS:	Moore Stephens BG Chartered Accountants Level 3 12 St George's Terrace Perth WA 6000
BANKERS:	Commonwealth Bank of Australia Limited 150 St George's Terrace Perth WA 6000
PUBLIC RELATIONS:	Porter Novelli The Courtyard, 33 Broadway Nedlands WA 6009

Dear Shareholder

It has been a very busy and productive year for QRSciences Holdings Limited and I would like to take this opportunity to thank the board, management and all employees for their hearty effort.

As most of you are aware on September 24, 2003 at a General Meeting the shareholders of Clearwater Group Limited overwhelmingly voted to change the name of the Company to QRSciences Holdings Limited.

I would like to highlight as we review the year:

1. QRSciences Investment

The Company has continued to fund its investment – QRSciences Limited ("QRSciences"). QRSciences is a physical sciences research and development company headquartered in Perth, Western Australia. QRSciences is concentrating on commercialising applications in development based on next generation physics technology associated with Quadrupole Resonance (QR). QR is an extremely powerful substance detection technology that harmlessly probes and identifies the molecular structure of a substance through its unique signature. QR can detect a range of explosives, and potentially narcotics, biochemical agents and pharmaceuticals.

QRSciences' first product, the T3000 prototype, is an explosives screening device which was tested successfully as an "Advanced Technology Explosive Detection System" in May 2002 by the Transportation Security Administration (TSA), an agency of the U.S Department of Homeland Security.

QRSciences Holdings Limited is currently providing funding and management advice to QRSciences to assist in developing a corporate and marketing strategy and to transition from a Research & Development Company to a commercial licensing and product development company.

2. Acquisition of shares in QRSciences

On 30 December 2002, the Company announced its successful takeover bid for QRSciences Limited. Under the terms of the bid, QRSciences shareholders received five ordinary fully paid shares and one 40 cent option expiring 12 January 2006 in QRSciences Holdings Limited for every existing ordinary fully paid share in QRSciences. One of the shares offered was held in escrow for a period of 6 Months from the date of issue, 17 January 2003 (released on 17 July 2003). The remaining four shares are held in escrow for a period of 12 Months from the date of issue (released on 17 January 2004). This equated to 48% of the issues capital of QRSciences. In July 2003 the company acquired an additional 3% and bolstered its holding of the QRSciences options register.

3. Material Contracts

2002-2003 was very busy on the commercial front for QRSciences generating first revenues and entered into three key licensing agreements.

In September 2002, QRSciences was granted a long term exclusive worldwide license by BTG International Ltd ("BTG") over 14 key patent families in the field of Quadrupole Resonance. BTG's 14 patent families were developed by Professor John Smith and his research team at King's College London. In combination with QRSciences intellectual property the joint portfolio is among the strongest in the world.

BTG is the successor company of the UK's National Research Development Corporation and National Enterprise Board, which collectively since 1949 commercialised major innovations such as Magnetic Resonance Imaging (MRI), Interferons, the Hovercraft, and Disposable Contact Lenses. BTG adds value for its partners by developing global patent strategies, maximising routes to market, creating deal structure, drawing on worldwide resources and acting as an incubator for start-up technology companies.

The BTG Group hold over 4,700 patents and applications for patents covering 300 technology families including Medical Engineering, Semiconductors, Medical Devices, Disposables & Drug Delivery, Oncology, Engineering and Materials, Immunology and Infectious Diseases and Telecommunications. BTG is listed on the London Stock Exchange under the code BGC

In 2003 QRSciences announced a technology licensing and marketing agreement with a large systems integrator based in the United States. QRSciences partner is a well known global enterprise principally engaged in the research, design, development, manufacture and integration of advanced technology systems, products and services. Later in the year QRSciences entered into a second licensing agreement with a large X-ray equipment manufacturer based in the United States.

The terms of both agreements include licenses over QRSciences' QR technology for a variety of applications. The terms of the final agreements, which extend out to 2009 and beyond, will come into effect if and when conditions precedent are satisfied.

QRSciences has been under a Cooperative Research and Development Agreement ("CRDA") with TSA since early 2002. The objective of the CRDA is to assist QRSciences to improve and optimise the performance of its explosives detection technology, and to promote and strengthen aviation security. QRSciences was pleased to announce in May 2003 the CRDA was extended for two years to May 2005.

4. Business Model

QRSciences announced receipt of its first income in May 2003. The maiden revenue was generated after more than six years of research and development. The initial income is a very important first step that will assist QRSciences in moving toward its goal of an ongoing revenue stream. We are pleased to continue with the momentum established over the past year and look forward to building on those results.

QRSciences' business model is to derive revenue from three areas – licensing, outsourced consulting and both government and privately sourced R&D funding. We expect further revenue to flow from all three areas going forward.

QRSciences is focused on key contracts, relationships and development projects that will underpin revenue for the company moving forward. We continue to be excited by the long term prospects for the technology and the business.

I look forward to the challenges in front of us and to keeping you informed as we continue to position the Company and increase shareholder value.



Kevin Russeth

Chairman

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

CORPORATE GOVERNANCE STATEMENT

The Board of QRSciences Holdings Limited is responsible for ensuring the existence of an effective corporate governance environment to safeguard the interests of the Company and its shareholders. This statement outlines the main corporate governance practices that were in place during the year ended 30 June 2003.

BOARD OF DIRECTORS

Composition of the Board

The Board of Directors consists of a chairman, two non-executive directors and one executive director. The Board meets regularly and is responsible for providing strategic direction, identifying significant business risks, approving major investment proposals and acquisitions, establishing goals and monitoring the achievement of these goals.

The full Board is responsible for establishing criteria for Board membership, reviewing Board membership and nominating directors for appointment to the Board. Candidates are initially appointed by the Board and must stand for election at the next general meeting of shareholders.

Independent non-executive directors are selected on the basis of ensuring that the Board has an appropriate mix of qualifications, skills and experience, and are subject to retirement by rotation in accordance with the Company's constitution.

Independent Professional Advice

Each Director has the right to seek independent professional advice at the Company's expense given prior approval by the Chairman, such approval not to be unreasonably withheld.

Identifying and Managing Business Risks

The Board regularly monitors the operational and financial performance of the Company and economic entity, and also reviews and (where necessary) receives independent external advice on areas of operational and financial risks. Appropriate risk management strategies are developed to mitigate all identified risks of the business.

Audit Committee

The Company does not have a formally constituted audit committee as the auditor has full access to the Board and reports to the Board of Directors each six months on his findings, prior to the directors adopting the accounts.

The full Board is responsible for the nomination of the external auditors, and for reviewing the adequacy of existing external audit arrangements, including the scope and quality of the audit.

Remuneration

The full Board is responsible for reviewing and approving the remuneration packages, if any, and policies applicable to the directors and the executive chairman. This responsibility extends to share option schemes and incentive performance packages.

ETHICAL STANDARDS

All directors are expected to act with the utmost integrity and objectivity in the performance of their duties, striving at all times to enhance the reputation and performance of the Company.

THE ROLE OF SHAREHOLDERS

The Board of Directors aims to ensure that the shareholders are informed of all major developments affecting the Company's state of affairs. Information is communicated to shareholders as follows:

- The annual report is distributed to all shareholders. The Board ensures that the annual report includes relevant information about the operations of the Company during the year, changes in the state of affairs of the Company and details of future developments, in addition to the other disclosures required by the Corporations Law.

- Half-year financial statements prepared in accordance with the requirements of Accounting Standards and the Corporations Act 2001 and subject to an audit review are lodged with the Australian Securities and Investments Commission and Australian Stock Exchange Limited.

- Proposed major changes in the Company which may impact on share ownership rights are submitted to a vote of shareholders.

The Board encourages full participation of shareholders at the annual general meeting to ensure a high level of accountability and identification with the Company's strategy and goals. Important issues are presented to the shareholders as resolutions.

The shareholders are responsible for voting on the appointment of directors.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Your Directors present their report together with the financial accounts of QRSciences Holdings Limited and its controlled entities for the year ended 30 June 2003.

DIRECTORS

The names of Directors in office at any time during or since the end of the year are:

Kevin Lee Russeth (Chairman)
Timothy Hanley Koster
Gregory John Devine
William Robert Orr (appointed 31 January 2003)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

PRINCIPAL ACTIVITIES

The principal activities of the economic entity changed during the period. At the General Meeting held 12 December 2002 the shareholders voted unanimously to approve the Company changing its business to investment development capitalist with the primary emphasis being the investment into QRSciences Limited.

There were no other significant changes in the nature of the economic entity's principal activities during the period.

OPERATING RESULTS

The consolidated operating loss of the economic entity after eliminating outside interests mounted to $2,355,445.

DIVIDENDS

The Company has not paid a dividend since incorporation and no provision for dividend has been made in these accounts.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

DIRECTORS' REPORT (contd.)

REVIEW OF OPERATIONS AND ACTIVITIES

1. Company Overview

The Company's objectives and an overview of the Company's performance during the reporting period are discussed in the Chairman's report on pages 3 to 4.

2. Review of Operations

2.1 Operating Results for the Period

The operating revenue of the economic entity comprising the Company and controlled entities decreased by 37.5% to $341,705. The operating loss after tax and eliminating outside equity interests amounted to $2,355,445 (2002 operating loss after tax $789,506).

As at 30 June 2003 the economic entity had borrowings of $3,817,850 due largely to the economic entity entering into an unconditional Convertible Loan Note Facility.

2.2 Shareholder Returns

No dividends were declared or paid during the reporting period, as the retained loss of the Company at the end of the period was $3,123,128.

3. Investments for Future Performance

The Directors have invested considerable time and effort into the Company's new direction outlined in the Directors report.

4. Review of Financial Condition

4.1 Capital Structure and Treasury Policy

The capital of the Company comprises 103,925,859 fully paid ordinary shares.

Pursuant to resolutions passed by members of the company at General Meetings and resolutions passed by the board of Directors the Company issued the following capital during the year:

	Shares Number	Options Number
As at 1 July 2002	26,280,000	18,610,000
Issues of shares	25,967,929	-
Issue of options		12,050,000
Issue of shares in takeover	51,677,930	-
Issue of options in takeover		10,342,253
As at 30 June 2003	103,925,859	41,002,253

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

DIRECTORS' REPORT (contd.)

Since 30 June 2002 the Company has increased its borrowings by $3,800,000, whilst the borrowings of the economic entity have increased by $3,817,850.

The Company's treasury policies are:

- All borrowings are in Australian currency and, wherever possible, fixed interest rate borrowings for a limited period. As a result of the implementation of an unconditional Convertible Loan Note facility, the consolidated entity increased its borrowings by $3,800,000.
- Except as disclosed above, no share buy-backs or other capital restructuring has taken place during the reporting period.
- There is no exposure to foreign currencies or exchange risks, and no hedges or derivatives.
- At 30 June 2003, borrowings represented approximately 11.01% of the gross assets of the consolidated entity (June 2002: Nil %).
- An increase of 1% in interest rates, on the basis of the net assets and total borrowings of the economic entity at 31 December 2002, would increase operating loss by approximately 1% (based on the operating loss for the period).

4.2 Resources of the Company

The Company does not have any resources or assets (such as brands, trademarks, patents or intangible assets, or special employee skills) which are not reflected in the balance sheet.

5. Risk Management

The Company complies with normal work practices in relation to the employees within the economic entity, and the Company's risk management practices in relation to borrowings and interest rates is dealt with in the context of treasury policy (in paragraph 4.1 above).

The Company and controlled entities have no other significant risk exposures.

6. Corporate Governance

The Company's corporate governance statement is set out on pages 5 to 6.

7. Statement of Compliance

In preparing this 'Review of Operations and Activities', the Company's directors have followed the principles set out in the 'Guidance Note' on the review of operations and activities, under listing rule 4.10, issued by Australian Stock Exchange Limited on 1 September 1999.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

DIRECTORS' REPORT (contd.)

PRELIMINARY FINAL REPORT

The Company's preliminary final report (Appendix 4E) for the year ended 30 June 2003 was lodged with Australian Stock Exchange Limited on 12 September 2003. There are no material differences between the information in the Company's preliminary final report and the financial statements and notes contained in this report.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

The following significant changes in the state of affairs of the parent entity occurred during the financial year:

Following approval at the General Meeting held 12 December 2002 the shareholders voted unanimously to approve the Company changing its business to investment development capitalist with the primary emphasis being the investment into QRSciences Limited

The Company has continued to fund its investment in QRSciences via a secured loan. The Company closed a takeover bid for QRSciences with a shareholding of 48% on 30 December 2002. The Company consolidated the results of QRSciences effective 1 January 2003. The Company holds the investment in its controlled entity at cost $12,927,253.

To facilitate the continued involvement with QRSciences, the Company issued a Prospectus on 24 December 2002 to raise the capital required to further develop the business. The prospectus was closed oversubscribed raising $2 million. In addition he Company has raised approximately $3.5 million dollars through placements.

In addition to the above equity raising in December 2002, QRSciences Holdings Limited secured a $3.8 million Convertible Loan Note Facility from a group of sophisticated investors.

In November 2002 the Company's controlled entity QRSciences was granted a worldwide exclusive right to the QR patent portfolio held by BTG PLC, an entity that was privatised by the UK government and now listed upon the London Stock Exchange.

QRSciences finalised commercial arrangements with two significant participants in the security industry and is currently involved in negotiations and discussions with a number of other parties. These arrangements and negotiations have the potential to significantly assist QRSciences in the commercial development of its technology.

AFTER BALANCE DATE EVENTS

Since the end of the financial year, the Company has:

> Continued to fund QRSciences by way of a $5 million drawdown loan facility secured by way of a fixed and floating charge over the intellectual property of QRSciences. On 14 July 2003 QRSciences Holdings Limited announced that it had acquired approximately 3% interest in QRSciences taking its shareholding to approximately 51%.
>
> In August 2003, the company completed a capital raising via a placement raising $1,111,700 issuing 6,569,413 fully paid ordinary shares at $0.17. In September 2003, the Company issued 5,687,500 fully paid ordinary shares to Convertible Loan Note holders on conversion of $910,000 of the facility at $0.16.
>
> At a General Meeting held 24 September 2003, QRSciences Holdings Limited shareholders approved the issue of 5,300,000 fully paid ordinary shares to BTG PLC in consideration for, amongst other things, the variation of the license agreement between QRSciences and BTG PLC.
>
> At a General Meeting held 24 September 2003, Clearwater Group Limited (ASX:CLE) shareholders approved a change of name to QRSciences Holdings Limited. The Company's ASX code will change to "QRS".

Except for the above no other matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the economic entity; the results of those operations; or the state of affairs of the economic entity in future financial years

FUTURE DEVELOPMENTS

The likely developments in the operations of the economic entity are dealt with in the above note and Chairman's Report.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

DIRECTORS' REPORT (contd.)

INFORMATION ON DIRECTORS

Name of Director	Experience and Special Responsibilities	Interest in Shares and options at the Date of this Report
K L Russeth	Mr Russeth commenced his business career with the international computing group, EDS, in Dallas, Texas, and has spent 11 years with global investment banks, including Lehman Brothers, Merrill Lynch, and most recently with Salomon Smith Barney. Kevin has had substantial experience in capital raising, assessment of a diverse range of businesses, and has been involved in a variety of complex domestic and international business transactions.	1,762,465 Ordinary Shares 1,250,000 x 40 cent Options expiry 12 January 2006 1,250,000 x 60 cent Options expiry 12 January 2006 1,250,000 x $1.00 Options expiry 12 January 2006
G J Devine	Mr Devine is a practice principal of Godfrey Pembroke - one of the larger financial services operations in Australia. He is also involved with a number of smaller businesses including Eurobenefits, AVH Management, Newscomm Corporate Communications and Paradigm Total Salary Management; and Director of Devine Perspective Pty Ltd. Greg has had an impressive corporate career, having worked at senior levels in the Australian financial services sector for over 20 years.	415,000 Ordinary Shares 162,500 x 20 cent Options expiry 12 January 2005 500,000 x 40 cent Options expiry 12 January 2006 500,000 x 60 cent Options expiry 12 January 2006 500,000 x $1.00 Options expiry 12 January 2006
T H Koster	Development Capitalist with 15 years experience in assisting companies with funding, growth strategies and strategic planning. Tim has applied his knowledge gained from companies such as J Walter Thompson and McKinsey & Co, New York, to assist Australian companies add significant value ahead of an IPO.	100,000 x 20 cent Options expiry 12 January 2005 100,000 x 40 cent Options expiry 12 January 2006
W R Orr (Appointed 31 Jan 2003)	Mr Orr has worked within a broad range of sectors including technology and manufacturing having worked for six years with Coopers & Lybrand in both the audit and Company taxation divisions. Since 1993 Rob has held the position of Company Secretary/CFO in a number of listed and unlisted entities with overall responsibility for corporate finance, financial reporting and ASX/Corporations Law compliance. In this capacity he has successfully overseen corporate re-organisations and acquisitions in addition to managing equity issues and advising on other corporate matters.	350,000 Ordinary Shares 600,000 x 20 cent Options expiry 12 January 2005 1,250,000 x 40 cent Options expiry 12 January 2006 1,250,000 x 60 cent Options expiry 12 January 2006 1,250,000 x $1.00 Options expiry 12 January 2006

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

DIRECTORS' REPORT (contd.)

DIRECTORS MEETINGS

During the financial year, 20 meetings of directors were held. The number of meetings attended by each director during the year is stated in this report.

During the period informal management meetings at which various directors have participated were conducted. These meetings dealt with specific topics arising from or for consideration at formal directors meetings.

Meetings of Directors

During the financial year, 20 meetings of directors were held. Attendances were:

	DIRECTORS' MEETINGS	
	Number eligible to attend	Number Attended
Mr K L Russeth	20	19
Mr G J Devine	20	20
Mr T H Koster	20	8
Mr W R Orr	3	3

AUDIT COMMITTEE

The Company does not have a formally constituted audit committee at the date of this report. An audit committee is not considered necessary as the auditor reports to the Board of Directors each six months on his findings prior to the directors adopting the accounts and has full access to the Board during the year.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

DIRECTORS' REPORT (contd.)

DIRECTORS' & EXECUTIVE OFFICERS' EMOLUMENTS

The Company's policy for determining the nature and amount of emoluments of board members and senior executives of the company is as follows:

- The remuneration structure for executive officers, including executive directors, is set and reviewed by the board of Directors.
- The board is mindful of the need to both reinforce the short and long term goals of the company and to provide a common interest between management and shareholders.

The emoluments of each Director and the executive officer are as follows:

DIRECTORS

Parent Entity	Salary	Director's Fees	Management Fees to related entity	Superannuation Contributions	Incentives	Non-Cash Benefits	Total
	$	$	$	$	$	$	$
Mr K L Russeth	185,000	-	-	15,300	-	79,000	279,300
Mr G J Devine	-	25,000	-	-	-	12,000	37,000
MrT H Koster	-	-	-	-	-	10,000	10,000
Mr W R Orr	80,000	-	-	9,000	-	54,000	143,000
Economic Entity							
Mr J Hollyock	38,000	26,000	-	3,341	-	-	67,341
Mr N Shanks	-	26,000	48,000	-	-	-	74,000
Mr A Nulsen	49,000	26,000	-	4,548	-	-	79,548

The non cash benefits includes the value of the options granted over unissued shares during the financial year by QRSciences Holdings Limited. The method of valuation used is either the listed price at date of issue, for options currently listed on the ASX, or the Black-Scholes option price calculation method.

INDEMNIFYING OFFICERS OR AUDITORS

The Company has, during the period, in respect of any person who is or has been an officer or auditor of the Company or a related body corporate:

- indemnified and entered into a relevant agreement to indemnify against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings; or

- paid or agreed to pay a premium in respect of a contract insuring against a liability incurred as an officer for the costs or expenses to defend legal proceedings.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

DIRECTORS' REPORT (contd.)

OPTIONS

Options issued or agreed to be issued over unissued shares or interest during or since the financial year by the Company or controlled entity to directors or officers as part of their remuneration are as follows:

Options issued in the parent entity

Granted to Mr K Russeth	500,000 Options exercise price 20 cents expiry date 12 January 2005. 1,250,000 Options exercise price 40 cents expiry date 12 January 2006. 1,250,000 Options exercise price 60 cents expiry date 12 January 2006. 1,250,000 Options exercise price$1.00 expiry date 12 January 2006.
Granted to Mr G Devine	100,000 Options exercise price 20 cents expiry date 12 January 2005. 500,000 Options exercise price 40 cents expiry date 12 January 2006. 500,000 Options exercise price 60 cents expiry date 12 January 2006. 500,000 Options exercise price $1.00 expiry date 12 January 2006
Granted to Mr T Koster	100,000 Options exercise price 20 cents expiry date 12 January 2005. 100,000 Options exercise price 40 cents expiry date 12 January 2006
Granted to Mr R Orr	500,000 Options exercise price 20 cents expiry date 12 January 2005. 1,250,000 Options exercise price 40 cents expiry date 12 January 2006. 1,250,000 Options exercise price 60 cents expiry date 12 January 2006. 1,250,000 Options exercise price$1.00 expiry date 12 January 2006.

All the above options are escrowed on the following terms:

20 cents options are escrowed for a period 6 months from issue.
40 cents options are escrowed until 30 June 2003.
60 cents options are escrowed until 30 June 2004.
$1.00 options have no applicable escrow.

No person entitled to exercise the option had or has any right by virtue of the option to participate in any share issue of any other body corporate.

No shares have been issued by virtue of the exercise of an option during the year or to the date of this report.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

DIRECTORS' REPORT (contd.)

PROCEEDINGS ON BEHALF OF COMPANY

First Corporate Pty Ltd (a company associated with past Directors Mr Jeff Broun and Mr Kent Burwash) and past Director Mr Kent Burwash commenced a legal action against the Company seeking 2,400,000 20 cent options in relation to past services. The Company has settled the action agreeing to issue 400,000 20 cent options.

Ms Lim Lay Choo sought an injunction against the Company in relation to the transfer of 1,900,000 QRSciences Limited shares acquired during the takeover bid. The injunction application was dismissed with costs awarded against Ms Lim.

Except for the above no person has applied for leave of Court to bring proceedings on behalf of the company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings.

The company was not a party to any such proceedings during the year.

Signed in accordance with a resolution of the directors.



K L Russeth
DIRECTOR

Dated at Perth this 26th day of September 2003

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2003

	Note	Economic Entity		Parent Entity	
		2003 $	2002 $	2003 $	2002 $
Revenues from ordinary activities	2	341,705	546,829	179,608	196,408
Raw materials and consumables used		(140,434)	(105,449)	-	-
Bar trading expense		-	(60,287)	-	-
Employee benefits expense		(1,338,003)	(405,505)	(328,548)	(299,910)
Depreciation and amortisation expense		(67,735)	(9,045)	(4,061)	(2,853)
Borrowing costs expense	3	(6,689)	(110,007)	(102)	(7)
Rental expenses		(107,928)	(90,272)	(65,660)	(27,632)
Consulting expenses		(436,014)	(219,702)	(292,099)	(155,617)
Travel expense		(139,100)	(46,048)	(8,568)	(46,048)
Diminution in investment		-	(65,321)	-	(65,321)
License Fees		(414,608)	-	-	-
Legal expenses		(698,146)	(107,666)	(272,971)	(97,290)
Patent Costs		(131,318)	-	-	-
Insurance Costs		(44,177)	(12,195)	(15,939)	(9,843)
Directors Fees		(109,244)	-	(31,250)	-
ASX/ASIC & Share Registry Fees		(135,727)	(20,148)	(129,699)	(20,148)
Stamp Duty		(89,150)	(25,952)	(89,150)	(25,952)
Other expenses from ordinary activities		(146,613)	(58,738)	(89,866)	(100,793)
Profit (loss) from ordinary activities before income tax expense		(3,663,181)	(789,506)	(1,148,305)	(665,006)
Income tax expense relating to ordinary activities	4	-	-	-	-
Profit (loss) from ordinary activities after related income tax expense		(3,663,181)	(789,506)	(1,148,305)	(665,006)
Profit (loss) from extraordinary item after related income tax expense/(revenue)		-	-	-	-
Net profit (loss)		(3,663,181)	(789,506)	(1,148,305)	(665,006)
Net profit (loss) attributable to outside equity interests		(1,307,736)	-	-	-
Net profit (loss) attributable to members of the parent entity	15	(2,355,445)	(789,506)	(1,148,305)	(665,006)
Total changes in equity other than those resulting from transactions wth owners as owners		(2,355,445)	(789,506)	(1,148,305)	(665,006)
Basic earnings per share (cents per share)	5	-0.04¢	-0.09¢		
Diluted earnings per share (cents per share)	5	-0.03¢	-0.03¢		

The accompanying notes form part of these financial statements.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2003

	Note	Economic Entity		Parent Entity	
		2003 $	2002 $	2003 $	2002 $
CURRENT ASSETS					
Cash assets	6	4,221,755	419,723	4,227,467	419,721
Receivables	7	42,916	-	-	-
TOTAL CURRENT ASSETS		4,264,671	419,723	4,227,467	419,721
NON-CURRENT ASSETS					
Receivables	7	-	200,000	3,978,661	200,000
Intellectual Property	8	29,538,170	-	-	-
Other financial assets	9	527,506	3,012,506	13,454,759	3,012,508
Property, plant and equipment	10	338,841	7,461	10,409	7,461
Other		4	-	4	-
TOTAL NON-CURRENT ASSETS		30,404,521	3,219,967	17,443,833	3,219,969
TOTAL ASSETS		34,669,192	3,639,690	21,671,300	3,639,690
CURRENT LIABILITIES					
Payables	11	1,616,648	135,042	274,047	135,042
Interest-bearing liabilities	12	3,817,850	-	3,800,000	-
Provisions	13	186,698	-	38,904	-
TOTAL CURRENT LIABILITIES		5,621,196	135,042	4,112,951	135,042
NON-CURRENT LIABILITIES					
Other		-	-	-	-
TOTAL NON-CURRENT LIABILITIES		-	-	-	-
TOTAL LIABILITIES		5,621,196	135,042	4,112,951	135,042
NET ASSETS		29,047,996	3,504,648	17,558,349	3,504,648
EQUITY					
Contributed equity	14	20,681,477	5,479,471	20,681,477	5,479,471
Reserves		-	-	-	-
Retained profits	15	(4,330,268)	(1,974,823)	(3,123,128)	(1,974,823)
Parent entity interest		16,351,209	3,504,648	17,558,349	3,504,648
Outside equity interest	16	12,696,787	-	-	-
TOTAL EQUITY		29,047,996	3,504,648	17,558,349	3,504,648

The accompanying notes form part of these financial statements.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2003

	Note	Economic Entity		Parent Entity	
		2003 $	2002 $	2003 $	2002 $
Receipts from customers		318,318	518,712	-	518.712
Payments to suppliers and employees		(4,027,131)	(1,024,261)	(1,145,943)	(1,134,153)
Interest received		23,387	28,225	22,163	28,117
Borrowing costs		-	(110,007)	-	(7)
Interest paid		(1,337)	-	-	-
Net cash provided by (used in) operating activities	26	(3,686,763)	(587,331)	(1,123,780)	(587,331)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payment for investment in controlled entities		(100,000)	-	(100,000)	-
Purchase of property, plant and equipment		(30,602)	(2,974)	(7,009)	(2,974)
Purchase of investments		-	(2,502,500)	-	(2,502,500)
Repayment of loans - other entities		-	9,700	-	9,700
Loans to other entities		-	(200,000)	-	(200,000)
Loans to controlled entities		(1,090,000)	-	(3,621,218)	-
Net cash provided by (used in) investing activities		(1,220,602)	(2,695,774)	(3,728,227)	(2,695,774)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		4,859,753	3,342,801	4,859,753	3,342,801
Proceeds from borrowings		3,800,000	-	3,800,000	-
Repayment of borrowings		-	-	-	-
Net cash provided by (used in) financing activities		8,659,753	3,342,801	8,659,753	3,342,801
Net increase in cash held		3,752,388	59,696	3,807,746	59,695
Consolidation adjustment		49,644	(34,671)	-	-
Cash at 1 July 2002		419,723	394,698	419,721	360,026
Cash at 30 June 2003	6	4,221,755	419,723	4,227,467	419,721

The accompanying notes form part of these financial statements.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003

NOTE 1 STATEMENT OF ACCOUNTING POLICIES

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board.

The financial report covers the economic entity of QRSciences Holdings Limited and controlled entities, and QRSciences Holdings Limited as an individual parent entity. QRSciences Holdings Limited is a listed public company, incorporated and domiciled in Australia.

The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated

(a) Principles of Consolidation

A controlled entity is any entity controlled by QRSciences Holdings Limited. Control exists where QRSciences Holdings Limited has the capacity to dominate the decision-making in relation to the financial and operating policies of another entity so that the other entity operates with QRSciences Holdings Limited to achieve the objectives of QRSciences Holdings Limited. A list of controlled entities is contained in Note 19 to the financial statements

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included from the date control was obtained or until the date control ceased.

Outside interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

(b) Income Tax

The economic entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the profit from ordinary activities adjusted for any permanent differences.

Timing differences which arise due to the different accounting periods in which items of revenue and expense are Included in the determination of accounting profit and taxable income are brought to account as either a provision for deferred income tax or as a future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

(c) Land Held for Resale

Land held for development and resale is valued at the lower of cost and net realisable value. Cost includes the cost of acquisition, development, foreign currency movements, interest on funds borrowed for the development and holdings costs until completion of development. Interest, foreign currency movements and holding charges incurred after development are expensed. Profits are brought to account on the signing of an unconditional contract of sale.

(d) Property Plant and Equipment

Each class of property, plant and equipment are carried at cost or fair value less, where applicable, any accumulated depreciation.

Plant and equipment

Plant and equipment are measured on the cost basis.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the economic entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Depreciation

The depreciable amount of fixed assets, excluding freehold land, is depreciated on a straight line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use.

Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Plant and equipment	5-33%

(e) Leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are transferred to entities in the economic entity are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are depreciated on a straight line basis over their estimated useful lives where it is likely that the economic entity will obtain ownership of the asset or over the term of the lease. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability. Lease payments received reduce the liability.

(f) Investments

Shares in listed companies held as current assets are valued by directors at those shares' market value at each balance date. The gains or losses, whether realised or unrealised, are included in profit from ordinary activities before income tax.

Non-current investments are measured on the cost basis. The carrying amount of non-current investments is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these investments. The recoverable amount is assessed from the quoted market value for listed investments or the underlying net assets for other non-listed investments. The expected net cash flows from investments have not been discounted to their present value in determining the recoverable amounts.

(g) Research and Development Expenditure

Research and Development costs are charged to loss from ordinary activities before income tax as incurred or deferred where it is expected beyond reasonable doubt that sufficient future benefits will be derived so as to recover those deferred costs.

Deferred research and development expenditure is amortised on a straight line basis over the period during which the related benefits are expected to be realised, once the commercial production has commenced.

(h) Intellectual Property

Intellectual property consists of patents, licenses and other technical know how and are included in the consolidated Statements of Financial Position at the cost of acquisition. Cost of acquisition comprises the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. Equity instruments issued as consideration were recorded at their market price at the date of acquisition which is considered to equate to fair value. The carrying amount of intellectual property is reviewed periodically by the directors to ensure that it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flow that will be received from the use of these assets and their subsequent disposal.

It is intended that intellectual property will be amortised in the future on a basis related to the derivation of license income.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003

(i) Employee Entitlements

Provision is made for the company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

The company does not record, as an asset or a liability, the difference between the employer established defined benefit superannuation plan's accrued benefits and the net market value of the plan's assets.

(j) Cash

For the purpose of the statement of cash flows, cash includes:
- cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and
- investments in money market instruments with less than 14 days to maturity.

(k) Comparative Figures

Where required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.

(l) Revenue Recognition

- Revenue from the sale of goods is recognised upon the delivery of goods to customers.
- Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.
- Dividend revenue is recognised when the right to receive a dividend has been established.
- Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.
- Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.
- Revenue recognition policies for investments are described in note 1(d).

All revenue is stated net of the amount of goods and services tax (GST).

(m) Doubtful Debts

The collectability of debts is assessed at year-end and specific provision is made for any doubtful accounts.

(n) Dividends

There are no retained profits from which to pay franked dividends.

QRSCIENCES HOLDINGS LIMITED
ACN 009 259 876
AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003 (contd.)

	Economic Entity		Parent Entity	
	2003 $	2002 $	2003 $	2002 $

NOTE 2 OPERATING REVENUE

Operating Activities:

	2003 $	2002 $	2003 $	2002 $
Rental income	-	175,773	-	-
Interest received	23,387	28,225	179,608	28,117
Revenue from consulting services	-	27,272	-	27,272
Sale of goods	318,318	315,559	-	-
Profit on consolidation	-	-	-	141,019
Other revenue	-	-	-	-
Total Revenue	341,705	546,829	179,608	196,408

NOTE 3 PROFIT FROM ORDINARY ACTIVITIES

Profit from ordinary activities before income tax
Has been determined after:

(a) Revenue

	2003 $	2002 $	2003 $	2002 $
Sales revenue	318,318	518,604	179,608	168,291
Interest received/receivable from other entities	23,387	28,225	-	28,117
	341,705	546,829	179,608	196,408

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003 (contd.)

	Economic Entity		Parent Entity	
	2003	2002	2003	2002
	$	$	$	$
(b) Expenses				
Borrowing costs (interest) paid/due and payable to:				
— Other persons	6,689	110,007	102	7
Depreciation of property, plant and equipment	67,735	9,045	4,061	2,853
Write down of Investment value	-	65,321	-	65,321
Total amount charged for depreciation, amortisation or diminution in value of assets	67,735	74,366	4,061	68,174

NOTE 4 INCOME TAX

(a) At 30 June 2003, the directors estimate that the potential future income tax benefit in respect of tax losses not brought to account is as follows:

— Revenue losses	6,542,260	90,813	435,305	90,813
— Capital losses	-	-	-	-

This benefit for tax losses will only be obtained if:

(i) The relevant entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii) The relevant entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iii) No changes in tax legislation adversely affect the relevant entity in realising the benefit from the deductions for the losses.

(b) The prima facie tax expense on the operating profit before tax differs from the income tax provided in the accounts due primarily to the tax effect of tax losses not brought to account as a future income tax benefit.

NOTE 5 EARNINGS PER SHARE	Economic Entity 2003 $	2002 $
Reconciliation of Earnings used in the Calculation of Earnings per Share		
Operating profit/(loss) after income tax	(3,663,181)	(789,506)
Earnings used in the Calculation of Basic Earnings per Share	(3,663,181)	(789,506)
Reconciliation of Weighted Average Numbers of Ordinary Shares used in the Calculation of Earnings per Share		
Weighted average numbers of ordinary shares used in the calculation of the basic earnings per share	57,385,828	15,419,726
Weighted average numbers of options outstanding	35,009,761	10,007,946
Weighted average numbers of ordinary shares used in the calculation of dilutive earnings per share	92,395,589	25,427,672

Classification of Securities.

The following securities have been classified as securities
As potential ordinary shares and are included in determination
of dilutive EPS: - options outstanding

Conversion, Call, Subscription or Issue after 30 June 2003.

Issues since 30 June 2003:

(a) On 8 August 2003 the Company issued 6,536,078 ordinary shares.
(b) On 8 September 2003 the Company issued 5,687,500 ordinary shares.
(c) On 24 September 2003 the Company issued 5,300,000 ordinary shares.

There have been no other:

(a) conversions to, calls of, or subscriptions for ordinary shares; or
(b) issues of potential ordinary shares;

since the reporting date and before the completion of these accounts.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003 (contd.)

	Economic Entity		Parent Entity	
NOTE 6 CASH ASSETS	2003	2002	2003	2002
	$	$	$	$
Cash at Bank	4,221,755	419,723	4,227,467	419,721
	4,221,755	419,723	4,227,467	419,721

NOTE 7 RECEIVABLES				
Current				
Other debtors	42,916	-	-	-
	42,916	-	-	-
Non Current				
Loans to unrelated entities				
– QRSciences Limited secured	-	200,000	3,978,661	200,000
	-	200,000	3,978,661	200,000

Security for Interest Bearing Liabilities

The drawdown loan facility has been provided to QRSciences by QRSciences Holdings Limited, secured by way of a fixed and floating charge over the assets of QRSciences. The interest rate payable is 8% per annum and is currently being capitalised. The facility is repayable on 31 December 2003 and QRSciences Holdings Limited may elect to convert all or part of the outstanding principal, interest and costs into QRSciences Shares for so long as those amounts remain outstanding. QRSciences Holdings Limited may not, by electing to convert, accelerate the due date for payment of any amount under the QRSciences Holdings Limited Loan Facility. QRSciences must simultaneously make all payments which are due in respect of outstanding principal, interest and costs and which QRSciences Holdings Limited has not elected to convert to QRSciences Shares. The conversion price will be the issue price per share under the most recent capital raising over $500,000 conducted by QRSciences before QRSciences Holdings Limited provides a conversion notice, provided that it does not exceed the value offered by QRSciences Holdings Limited under its takeover bid for QRSciences.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003 (contd.)

	Economic Entity		Parent Entity	
	2003	2002	2003	2002
	$	$	$	$
NOTE 8 INTELLECTUAL PROPERTY				
Intellectual property at cost	29,538,170	-	-	-
NOTE 9 OTHER FINANCIAL ASSETS				
Non Current				
Shares in other unlisted entities	4	4	4	4
QRSciences Limited – 48% equity held	-	2,485,000	12,927,253	2,485,000
(principle activity: Research and Development company)				
Freeside Pty Ltd – 19% equity held	417,500	417,500	417,500	417,500
(principle activity: investment in Old Perth Port)				
Units in controlled entities	-	-	-	421,795
Shares in controlled entities	-	-	-	2
Chief entity's interest in business undertakings (refer Note 19)	110,002	110,002	110,002	110,002
	527,506	3,012,506	13,454,759	3,012,508
NOTE 10 PROPERTY, PLANT AND EQUIPMENT				
Furniture and Fittings				
At cost	1,550,843	10,858	17,867	10,858
Accumulated depreciation	(1,212,002)	(3,397)	(7,458)	(3,397)
	338,841	7,461	10,409	7,461
Total Property, Plant and Equipment	338,841	7,461	10,409	7,461

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003 (contd.)

	Economic Entity		Parent Entity	
	2003	2002	2003	2002
	$	$	$	$
NOTE 11 PAYABLES				
Trade creditors and accruals	1,616,648	135,042	274,047	135,042
NOTE 12 INTEREST BEARING LIABILITIES				
Current				
Loans from non related parties- secured	3,417,850	-	3,400,000	-
Loans from related parties – secured	400,000	-	400,000	-
	3,817,850	-	3,800,000	-

Terms of the Convertible Loan Note Facility

The Company may issue up to 4 million loan notes with a face value of $1 each.

Once applications are received by the Company, they cannot be withdrawn. Each applicant will receive a facility fee in equity equal to 10% of the face value of all notes for which they have applied (in cash or fully paid ordinary shares at the Company's option).

The Company may issue loan notes at its discretion (which must be done so proportionally to all applicants) up to the maturity date of the facility, which is 31st January 2004. The Company must repay all principal and accrued interest outstanding as at the maturity date in cash, unless earlier converted into Shares (see below) or repaid in cash.

Interest is payable on all notes issued at a rate of 10% per annum; interest is capitalised at the end of each interest period and forms part of the principal repayable.

Note holders can elect to convert their notes into Shares at a price equal to the lower of 20 cents and 80% of the average weighted price of the Shares traded on ASX on the 5 business days before the date on which the principal is required to be repaid. Applicants may also elect to acquire Shares for the same price in relation to those loan notes applied for but not issued by the Company, by paying cash to the Company.

Where shareholder approval for the issue of Shares is required and the approval is not given, the relevant amount which was not approved for conversion shall continue to be repayable in the normal course, subject to interest on the principal reverting to a rate of 15% per annum, recalculated from the date of issue of those notes. A commitment fee of 2.5% of the weighted average over the previous three month period of the face value of notes applied for but not issued by the Company is also payable to those note holders or applicants (as the case may be) to whom the issue of Shares was not approved by the Company's shareholders.

Security for Interest Bearing Liabilities

The loans are secured by a fixed and floating charge over the investment in the controlled entity.

Financing Arrangements

The consolidated entity does not have access to any unused finance facilities as at 30 June 2003.

NOTE 13 PROVISIONS	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Current				
Audit Fee	21,900	-	10,000	-
Employee entitlements -provision for annual leave	164,798	-	28,904	-
	186,698	-	38,904	-
Number of employees at year end	29	-	2	-

NOTE 14 CONTRIBUTED EQUITY	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
103,925,859 (2002: 26,280,000) ordinary shares fully paid	20,581,477	5,379,471	20,581,477	5,379,471
41,002,253 options (2002: 18,610,000) exercisable at 20 cents on or before 12 January 2005	100,000	100,000	100,000	100,000
	20,681,477	5,479,471	20,681,477	5,479,471

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003 (contd.)

Movements During the Period:	**Economic Entity**		**Parent Entity**	
	2003	**2002**	**2003**	**2002**
	$	**$**	**$**	**$**
Ordinary Issued and fully paid Share Capital				
Opening balance at the beginning of the reporting period	5,379,471	2,136,670	5,379,471	2,136,670
Consolidated to 7,200,000 fully paid ordinary shares	-	-	-	-
Issue of 2,080,000 fully paid ordinary shares on 28 December 2001	-	254,000	-	254,000
Issue of 17,000,000 fully paid ordinary shares on 28 February 2002	-	3,400,000	-	3,400,000
Issue of 4,690,429 fully paid ordinary shares On 18 July 2002	1,313,320	-	1,313,320	-
Issue of 200,000 fully paid ordinary shares-Consultancy Fees July 2003	-	-	-	-
Issue of 500,000 fully paid ordinary shares October 2002	140,000	-	140,000	-
Issue of 4,332,500 fully paid ordinary shares-December 2002	866,500	-	866,500	-
Issue of 10,000,000 fully paid ordinary shares-January 2003	2,000,000	-	2,000,000	-
Issue of 51,677,930 fully paid ordinary shares	10,342,253	-	-	-
Issue of 3,475,000 fully paid ordinary shares-February 2003	695,000	-	695,000	-
Issue of 2,520,000 fully paid ordinary shares-February 2003	504,000	-	-	-
Issue of 250,000 fully paid ordinary shares-March 2003	50,000	-	50,000	-
Transaction costs relating to share issue	(709,067)	(411,199)	(709,067)	(411,199)
At reporting date	20,581,477	5,379,471	20,581,477	5,379,471

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003 (contd.)

Movements During the Period:	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Options to Subscribe for Ordinary Shares				
Opening balance at the beginning of the reporting period 18,610,000 exercisable at 20 cents on or before 12 January 2005	100,000	-	100,000	-
5,600,000 exercisable at 12 cents Consolidated to 3,360,000 exercisable at 20 cents on or before 12 January 2005	-	-	-	-
Issue of 15,250,000 options exercisable at 20 cents on or before 12 January 2005	-	100,000	-	100,000
Issue of 2,450,000 options issued July 2002 exercisable at 20 cents before 12 January 2005	-	-	-	-
At reporting date 21,060,000 options exercisable at 20 cents on or before 12 January 2005	100,000	100,000	100,000	100,000
$0.40 Options to Subscribe for Ordinary Shares				
Opening balance at the beginning of the reporting period Nil exercisable at 40 cents before 12 January 2006	-	-	-	-
Issue of 3,600,000 options July 2002 exercisable at 40 cents before 12 January 2006	-	-	-	-
Issue of 10,342,253 options February 2003 as consideration for takeover exercisable at 40 cents before 12 January 2006	-	-	-	-
At reporting date 13,942,253 options exercisable at 40 cents before 12 January 2006	-	-	-	-

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003 (contd.)

	Economic Entity		Parent Entity	
	2003	2002	2003	2002
	$	$	$	$
<u>$0.60 Options to Subscribe for Ordinary Shares</u>				
Opening balance at the beginning of the reporting period Nil exercisable at 60 cents before 12 January 2006	-	-	-	-
Issue of 3,000,000 options exercisable at 60 cents before 12 January 2006	-	-	-	-
At reporting date 3,000,000 options exercisable at 60 cents before 12 January 2006	-	-	-	-
<u>$1.00 Options to Subscribe for Ordinary Shares</u>				
Opening balance at the beginning of the reporting period Nil exercisable at $1.00 before 12 January 2006	-	-	-	-
Issue of 3,600,000 options exercisable at $1.00 before 12 January 2006	-	-	-	-
At reporting date 3,600,000 options exercisable at $1.00 before 12 January 2006	-	-	-	-

NOTE 15 RETAINED PROFITS (LOSSES)

	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Accumulated losses at the beginning of the financial Year	(1,974,823)	(1,185,318)	(1,974,823)	(1,309,817)
Net Profit (loss) attributable to the members of the parent entity	(2,355,445)	(789,505)	(1,148,305)	(665,006)
Accumulated losses at the end of the financial Year	(4,330,268)	(1,974,823)	(3,123,128)	(1,974,823)

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003 (contd.)

	Economic Entity		Parent Entity	
	2003	2002	2003	2002
	$	$	$	$
NOTE 16 OUTSIDE EQUITY INTEREST				
Outside equity interests comprises of:				
Share capital	9,567,350	-	-	-
Reserves/Retained losses	3,129,437	-	-	-
	12,696,787	-	-	-
NOTE 17 AUDITORS REMUNERATION				
Amounts received or due and receivable by the auditors of the parent entity for:				
— Auditing or reviewing the financial report	12,115	6,999	12,115	6,864
— Other services	10,000	22,480	10,000	22,480
	22,115	29,479	22,115	29,344
Amounts received or due and receivable by the auditors of the subsidiaries for:				
— Auditing or reviewing the financial report	22,763	-	-	-
	22,763	-	-	-

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003 (contd.)

	Economic Entity		Parent Entity	
	2003	2002	2003	2002
	$	$	$	$

NOTE 18 REMUNERATION & RETIREMENT BENEFITS

Directors Remuneration

	2003 $	2002 $	2003 $	2002 $
Amounts received or due and receivable by directors of the Company in connection with the management of the affairs of the Company	690,189	659,948	469,300	659,948

Number of directors of the Company whose remuneration was within the following bands:	No.	No.	No.	No.
$0-$9,999	-	1	-	1
$10,000-$19,999	1	-	1	-
$20,000-$29,999	-	1	-	1
$30,000-$39,999	1	1	1	1
$60,000-$69,999	1	-	-	-
$70,000-$79,999	2	-	-	-
$100,000-$109,999	-	1	-	1
$120,000-129,999	-	1	-	1
$140,000-$149,999	1	-	1	-
$240,000-$249,999	-	1	-	1
$270,000-$279,999	1	-	1	-

(b) Executive Remuneration

	2003 $	2002 $	2003 $	2002 $
Amounts received or due and receivable by the executive officer of the Company in connection with the management of the affairs of the Company whose remuneration was greater than $100,000.	-	148,656	-	148,656

Number of executives of the Company whose remuneration was within the following bands:	No.	No.	No.	No.
$140,000-$149,999	-	1	-	1

(c) Retirement and Superannuation benefits

	2003 $	2002 $	2003 $	2002 $
The Company made the following payments on behalf of the Directors to a prescribed superannuation fund.	32,189	6,400	24,300	6,400

NOTE 19 CONTROLLED ENTITIES

The following were controlled entities at 30 June 2003 and were included in the consolidated financial statements as at that date.

Controlled entity acquired

On 1 January 2003 the Company acquired a controlling interest in QRSciences Limited through a takeover. The entity was consolidated from this date onwards:

Name of Entity	Issued Capital	Amount of Investment $	Place of Incorporation	Parent Entity's Interest %	Contribution to Economic Entity Operating (Loss)/Profit After Income Tax $
QRSciences Limited	24,261,207 Ordinary shares	12,927,253	WA	48	(2,514,876)

All controlled entities were directly controlled by QRSciences Holdings Limited and are incorporated in Australia.

NOTE 20 CHIEF ENTITY'S INTEREST IN BUSINESS UNDERTAKINGS	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
(a) **Non Current**				
Property Development Syndicate				
Property development costs — at cost, less provision for diminution in value ($71,234)	110,002	110,002	110,002	110,002

The chief entity has an interest of 1.714% in a property syndicate named the Saville Suites Hotel — Joint Venture formed to develop an All Suites Hotel in East Perth. A substantial proportion of the apartments have been sold.

NOTE 21 STATEMENT OF OPERATIONS BY SEGMENT

The economic entity operates as an investment development capitalist in the geographical area of Australia.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003 (contd.)

NOTE 22 CAPITAL AND LEASING COMMITMENTS

(a) **Operating Lease Commitments**

	Economic Entity		Parent Entity	
	2003	2002	2003	2002
	$	$	$	$
Lease expenditure contracted for at the balance date but not provided for in the accounts, payable:				
Not later than one year	60,000	-	-	-
	60,000	-	-	-

NOTE 23 CONTINGENT LIABILITIES

Contingent liabilities of parent entity

On 13 May 2002 the Company entered into a five year employment contract with Mr K Russeth. The contract provides for payment of a salary of $150,000 per annum plus superannuation plus a car allowance of $20,000. In the event of termination the Company is required to pay six months salary in lieu of termination.

On 1 November 2001 the Company entered into a five year employment contract with Mr R Orr. The contract provides for payment of a salary of $100,000 per annum plus superannuation. In the event of termination the Company is required to pay six months salary in lieu of termination.

Contingent liability of controlled entity QRSciences.

Keenfern Pty Ltd, a company associated with Olga Sawtell, a former director of QRSciences made a statutory demand for $55,000 against QRSciences. QRSciences responded to the statutory demand by commencing proceedings in the Supreme Court of Western Australia against Ms Olga Sawtell, and Keenfern Pty Ltd. QRSciences is claiming damages against Ms Sawtell for alleged breaches of her duties as a director, breach of fiduciary duties and duty of care and also for misleading and deceptive conduct. The damages claimed by QRSciences are yet to be quantified.

Ms Sawtell and Keenfern Pty Ltd have filed a counterclaim in these proceedings in the sum of approximately $450,000 in respect of alleged unpaid consulting fees and expenses. QRSciences has been advised by its lawyers that it has good prospects of setting aside the statutory demand, of prosecuting the action against and defending the counterclaim made by Ms Sawtell and Keenfern Pty Ltd. QRSciences intends to continue to defend these actions.

Except for the above no other material contingent liabilities exist at balance date or at the date of completion of these financial statements.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003 (contd.)

NOTE 24 EVENTS SUBSEQUENT TO REPORTING DATE

Since the end of the financial year, the Company has:

Continued to fund QRSciences by way of a $4.9 million drawdown loan facility secured by way of a fixed and floating charge over the intellectual property of QRSciences. On 14 July 2003 QRSciences Holdings Limited announced that it had acquired approximately 3% interest in QRSciences taking its shareholding to approximately 51%.

In August 2003, the company completed a capital raising via a placement raising $1,111,700 issuing 6,569,413 fully paid ordinary shares at $0.17. In September 2003, the Company issued 5,687,500 fully paid ordinary shares to Convertible Loan Note holders on conversion of $910,000 of the facility at $0.16.

At a General Meeting held 24 September 2003, QRSciences Holdings Limited shareholders approved the issue of 5,300,000 fully paid ordinary shares to BTG PLC in consideration for, amongst other things, the variation of the license agreement between QRSciences and BTG PLC.

At a General Meeting held 24 September 2003, Clearwater Group Limited (ASX:CLE) shareholders approved a change of name to QRSciences Holdings Limited. The Company's ASX code will change to "QRS".

Except for the above no other matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the economic entity; the results of those operations; or the state of affairs of the economic entity in future financial years

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003 (contd.)

NOTE 25 RELATED PARTY TRANSACTIONS

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

(i) Directors

The names of each person holding the position of director of QRSciences Holdings Limited during the financial year are: Mr T H Koster, Mr K L Russeth, Mr G J Devine and Mr W R Orr.

(ii) Remuneration of Directors

Refer Note 18

(iii) Transactions with Director Related entities

	Economic Entity		Parent Entity	
	2003 $	2002 $	2003 $	2002 $
Payment to J Broun related entity First Corporate management fee	-	35,200	-	35,200
Payment to S Owen related entity Owen Legal consultancy fee	-	69,200	-	-
Payment to S Owen related entity Owen Legal for legal fees	-	2,806	-	2,806
Payment to N Shanks related entity NSAI Aviation Security for consultancy fee	48,000	-	-	-

(iv) Other Transactions of Directors and Director Related Entities

The Company obtained secured loans from the following directors during the prior period:

Mr K L Russeth	$200,000
Mr G Devine	$200,000

The loans are repayable on demand with interest at the rate of 10% pa.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003 (contd.)

NOTE 25 RELATED PARTY TRANSACTIONS (contd.)

Aggregate amounts payable to directors and their director related entities at balance date in respect of these transactions are:

	Economic Entity		Parent Entity	
	2003	2002	2003	2002
	$	$	$	$
Current Liabilities				
Loans from related parties— secured	400,000	-	400,000	-

Apart from the details disclosed in this note, no director has entered into a material contract with the Company or economic entity since the end of the previous financial year and there were no material contracts involving directors' interests existing at year end.

(v) Transactions of Directors and Director-Related Entities Concerning Shares and options

Aggregate numbers of shares and share options of QRSciences Holdings Limited held directly, indirectly or beneficially by directors or their director-related entities at balance date:

	Number of Shares Held	
	2003	2002
ordinary shares	2,527,465	887,334
option entitlement	9,962,500	607,500

Directors and their related entities received 10,300,000 options to acquire ordinary shares in QRSciences Holdings Limited under the issues described in the Directors Report.

(vi) Controlled Entities

Details of interests in controlled entities are set out in Note 19. Loans were made to controlled entities under normal commercial terms and conditions. These loans have been eliminated for consolidation purposes.

The aggregate amounts receivable from, controlled entity QRSciences by the Company at balance date was $3,978,661.

QRSCIENCES HOLDINGS LIMITED
ACN 009 259 876
AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003 (contd.)

NOTE 26 NOTES TO THE STATEMENT OF CASHFLOWS

(i) For the purpose of the Statement of Cashflows, cash includes cash on hand and in banks, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cashflows is reconciled to the related items in the balance sheet as follows:

	Note	Economic Entity		Parent Entity	
		2003	2002	2003	2002
		$	$	$	$
Reconciliation of Cash:					
Cash	6	4,221,755	419,723	4,227,467	419,721
		4,221,755	419,723	4,227,467	419,721

(ii) Reconciliation of Net Cash Provided by Operating Activities to Operating Profit after Income Tax:

	Economic Entity		Parent Entity	
	2003	2002	2003	2002
	$	$	$	$
Operating Profit/(loss) after income tax	(3,663,181)	(789,506)	(1,148,305)	(665,006)
Loss on deconsolidation	-	124,500	-	-
Depreciation	67,735	2,853	4,061	2,853
Provisions for diminution in value of investments	-	65,321	-	65,321
Loss on disposal of investment	-	21,795	-	21,795
Interest capitalised	-	-	(157,445)	-
Increase/(Decrease) in creditors	-	118,112	-	118,112
Increase (Decrease) in creditors	(151,115)	(162,814)	177,909	(162,814)
(Increase)/Decrease in trade debtors	13,330	32,408	-	32,408
(Increase)/Decrease in provisions	46,468	-	-	-
Net Cash Provided by (Used in) Operating Activities	(3,686,763)	(587,331)	(1,123,780)	(587,331)

QRSCIENCES HOLDINGS LIMITED
ACN 009 259 876
AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003 (contd.)

(iii) Acquisition of Entities:

	Economic Entity		Parent Entity	
	2003	2002	2003	2002
	$	$	$	$
During the year QRSciences became a controlled entity. Details of the acquisition are:				
Purchase consideration				
Issue of ordinary shares	10,342,253	-	10,342,253	-
Cash consideration	2,585,000	-	2,585,000	2,485,000
	12,927,253	-	12,927,253	2,485,000
Assets and Liabilities acquired				
Intellectual Property acquired	29,538,170	-	-	-
Cash	49,644	-	-	-
Receivables	56,248	-	-	-
Plant & equipment	371,325	-	-	-
Creditors/payables	(3,083,611)	-	-	-
	26,931,776			
Outside equity interests	(14,004,523)	-	-	-
	12,927,253	-	-	-

QRSCIENCES HOLDINGS LIMITED
ACN 009 259 876
AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003 (contd.)

NOTE 27 ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

There are a number of different financial risks to which the economic entity is exposed. The economic entity uses several techniques to reduce the exposure to loss from these financial risks. The major types of risks are interest rate risk and credit risk.

(a) Interest Rate Risk

The economic entity's exposure to interest rate risk and the effective interest rates on material financial assets and liabilities at balance date are:

30 June 2003	Floating Interest Rate $'000	Fixed Interest Rates - 1 Year or less $'000	Non-Interest Bearing $'000	Total $'000	Weighted Average Effective Interest Rate P.A. %
Assets					
Cash at bank	4,221	-	-	4,221	5
Receivables	-	-	43	43	-
Financial Assets	4,221	-	43	4,264	
Liabilities					
Trade creditors	-	-	1,616	1,616	-
Loans — secured	-	3,817	-	3,817	10
Financial Liabilities	-	3,817	1,616	5,433	

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2003 (contd.)

NOTE 27 ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (contd.)

30 June 2002	Floating Interest Rate $'000	Fixed Interest Rates - 1 Year or less $'000	Non-Interest Bearing $'000	Total $'000	Weighted Average Effective Interest Rate P.A. %
Assets					
Cash at bank	419	-	-	419	5
Loans secured	-	200	-	200	8
Financial Assets	419	200	-	619	
Liabilities					
Trade creditors	-	-	135	135	-
Financial Liabilities	-	-	135	135	

(b) **Credit Risk**

The maximum exposure to credit risk of recognised financial assets is the carrying amount, net of any provisions for doubtful debts, as disclosed in the notes to the financial statements. The major exposure to credit risk arises from trade and other debtors.

(c) **Net Fair Values**

The Directors consider that the carrying amount of financial assets and liabilities, which are summarised above, approximate their net fair values.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

DIRECTORS' DECLARATION

In the opinion of the Directors of QRSciences Holdings Limited:

1. the financial statements and notes, as set out on pages 17 to 44:

   (a) comply with the Accounting Standards and the Corporations Act 2001; and

   (b) give a true and fair view of the financial position as at 30 June 2003 and performance for the year ended on that date, of the Company and the economic entity.

2. in the directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Dated this 26th day of September 2003 at Perth, Western Australia.



K L Russeth
DIRECTOR

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES
INDEPENDENT AUDITORS REPORT TO THE MEMBERS

MOORE STEPHENS BG
CHARTERED ACCOUNTANTS

ABN 75 368 525 284

Level 3, 12 St Georges Terrace
Perth , Western Australia 6000
Telephone +61 8 9225 5355
Facsimile +61 8 9225 6181
PO Box Y3019
East St Georges Terrace
Perth , Western Australia, 6832
Email info@mshg.com.au
Website www.mshg.com.au

Scope

We have audited the financial report of QRSciences Holdings Limited and controlled entities comprising the Directors' Declaration, Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows and notes to and forming part of the financial statements for the year ended 30 June 2003.

The financial report includes the consolidated financial report of the consolidated entity comprising the Company and the entities it controlled at the year's end or from time to time during the financial year. The Company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures include examination, on a test basis, of evidence supporting the amounts and other disclosure in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion as to whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of QRSciences Holdings Limited and controlled entities is in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards and the Corporations Regulations; and

(b) other mandatory professional reporting requirements.

Moore Stephens BG　　　Neil Pace

MOORE STEPHENS BG
CHARTERED ACCOUNTANTS

NEIL PACE
PARTNER

Dated this 26th day of September 2003 at Perth, Western Australia

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

SHAREHOLDER DETAILS
AS AT 18 SEPTEMBER 2003

The following additional information is required by the Australian Stock Exchange Ltd in respect of listed public companies only:

1. Shareholding

(a) Distribution of Shareholders in Each +Class of +Equity Securities

Number of Shares	Number of Shareholders Ordinary
1 — 1,000	39
1,001 — 5,000	295
5,001 — 10,000	288
10,001 — 100,000	902
100,001 and over	210
	1,734

(b) The number of shareholdings held in less than +marketable parcels [1] is 77.
[1] *Based on market price, at 18 September 2003*

(c) The names of the substantial shareholders listed on the holding companies register as 18 September 2003 are:

Shareholder	Number or Ordinary Fully Paid Shares Held
Harry Stergiotis	9,500,000

(d) Voting rights:

(i) **Ordinary shares** - each ordinary share is entitled to one vote when a poll is called, otherwise each member present at a meeting or by proxy has one vote on a show of hands.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

SHAREHOLDER DETAILS
AS AT 18 SEPTEMBER 2003 (contd.)

(e) 20 Largest Shareholders – Ordinary shares

The 20 largest holders of the Company's ordinary shares hold 30.83% of the Company's ordinary shares. As at 18 September 2003, the 20 largest holders of the Company's ordinary shares are:

	Shareholder	Number or Ordinary Fully Paid Shares Held	% Held in Issued Ordinary Capital
1	Harry Stergiotis	9,500,000	8.18%
2	WRG Investments Pty Ltd	5,000,000	4.30%
3	Cambooya Pty Ltd	4,000,000	3.44%
4	Kee Seng Tan	1,859,260	1.60%
5	Eastwood Services Ltd	1,500,000	1.29%
6	M F Custodians Ltd	1,350,000	1.16%
7	National Nominees Limited	1,346,480	1.16%
8	Useful Holdings Pty Ltd	1,132,775	0.97%
9	Jarn Nominees Pty Ltd	1,054,225	0.91%
10	Mags Pty Ltd	993,530	0.86%
11	Century West Holdings Pty Ltd	971,000	0.84%
12	Broad Developments Pty Ltd	968,000	0.83%
13	Enerview Pty Ltd	948,445	0.82%
14	Pembury Nominees Pty Ltd	850,295	0.73%
15	Cavastowe Pty Ltd	800,000	0.69%
16	Mrs Lynette Beinat	794,118	0.68%
17	RDML Holdings Pty Ltd	720,000	0.62%
18	Wintrue Pty Ltd	716,000	0.62%
19	Westpallets Pty Ltd	659,476	0.57%
20	Mr Anthony G Jackson	650,000	0.56%
		35,813,604	30.83%

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

SHAREHOLDER DETAILS
AS AT 18 SEPTEMBER 2003 (contd.)

(f) 20 Largest Option Holders – 20 cent options

The 20 largest holders of the Company's 20 cent options hold 31.76% of the Company's quoted options. As at 18 September 2003, the 20 largest holders of the Company's 20 cent options are:

	Option Holder	Options Exp 12/01/05 @ 20 cents	Percentage of options held
1	Lamonde Industries Pty Ltd	1,584,770	5.11%
2	Wintrue Pty Ltd	742,000	2.39%
3	Rima Pty Ltd	730,000	2.35%
4	Mr John Malcolm Cooper	700,000	2.26%
5	A C Harvey Investments Pty Ltd	680,000	2.19%
6	Dover Gardens Pty Ltd	582,750	1.88%
7	Invia Custodian Pty Ltd	500,000	1.61%
8	Mr William Robert Orr	500,000	1.61%
9	HSBC Custody Nominees (Australia) Ltd	400,000	1.29%
10	Mr S Marangon & Mrs S Marangon	370,000	1.19%
11	Tan Sri Soo Cheng Teo	360,000	1.16%
12	Century West Holdings Pty Ltd	322,500	1.04%
13	Bevaray Pty Limited	318,000	1.03%
14	Lamonde Industries Pty Ltd	306,000	0.99%
15	Dover Gardens Pty Ltd	305,000	0.98%
16	Mr John Malcolm Cooper	300,000	0.97%
17	Deverne Pty Ltd	300,000	0.97%
18	Mr A C Harvey & Mrs J M Harvey	290,000	0.94%
19	G & M Investments (WA) Pty Ltd	285,000	0.92%
20	Mr Paul Britt	270,000	0.87%
		9,846,020	31.76%

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

SHAREHOLDER DETAILS
AS AT 18 SEPTEMBER 2003 (contd.)

(g) 20 Largest Option Holders – 40 cent options

The 20 largest holders of the Company's 40 cent options hold 67.60% of the Company's quoted options. As at 18 September 2003, the 20 largest holders of the Company's 40 cent options are:

	Option Holder	Options Exp 12/01/06 @ 40 cents	Percentage of options held
1	Harry Stergiotis	1,900,000	13.63%
2	Mr William Robert Orr	1,250,000	8.97%
3	Mr Kevin Russeth	1,250,000	8.97%
4	WRG Investments Pty Ltd	1,000,000	7.18%
5	Cambooya Pty Limited	800,000	5.74%
6	Mr Greg Devine	500,000	3.59%
7	Mr Simon Owen	500,000	3.59%
8	Eastwood Services Ltd	300,000	2.15%
9	Lamonde Industries Pty Ltd	300,000	2.15%
10	Useful Holdings Pty Ltd	226,555	1.63%
11	Jarn Nominees Pty Ltd	210,845	1.51%
12	Mags Pty Ltd	205,706	1.48%
13	Broad Developments Pty Ltd	166,000	1.19%
14	Centerfield Pty Ltd	156,000	1.12%
15	Mr Anthony G Jackson	130,000	0.93%
16	Zanti Pty Ltd	125,000	0.90%
17	GJ Johnstone	100,022	0.72%
18	A C Harvey Investments Pty Ltd	100,000	0.72%
19	Mr A C Harvey & Mrs J M Harvey	100,000	0.72%
20	Kelstan Pty Ltd	100,000	0.72%
		9,420,128	67.60%

2. The name of the company secretary is:

William Robert Orr

3. The address of the principal registered office in Australia is:

Level 32, Exchange Plaza
2 The Esplanade
Perth WA 6000.
Telephone (08) 9265 0020

4. Registers of securities are held at the following address:

ComputerShare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth WA 6000

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

SHAREHOLDER DETAILS
AS AT 18 SEPTEMBER 2003 (contd.)

5. Stock Exchange Listing

Quotation has been granted for all fully paid ordinary shares, 20 cent options and 40 cent options of the company on all Member Exchanges of the Australian Stock Exchange.

6. Restricted Securities

Restricted securities subject to escrow are as follows:

31,084,212 Ordinary fully paid shares escrowed to 17 January 2004
12,822,665 Ordinary fully paid shares escrowed to 17 January 2005
2,909,533 40 cent options expiry 12 January 2006 escrowed to 17 January 2005
3,000,000 60 cent options expiry 12 January 2006 escrowed to 30 June 2004.

7. Unquoted Securities

The following are unquoted securities in the Company.

12,822,665	Ordinary fully paid shares
2,909,533	40 cent options expiry 12 January 2006 - number of holders 3
3,000,000	60 cent options expiry 12 January 2006 - number of holders 3.
3,000,000	$1.00 options expiry 12 January 2006 - number of holders 3.

8. Admission Statement

The Company has used the cash and assets in a form readily convertible to cash, that it had available at the time of admission, in a way that is consistent with its business objectives.